

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Via Email
Davidi Jonas, CEO
Straight Path Communications Inc.
520 Broad Street
Newark, New Jersey 07102

> **Re: Straight Path Communications Inc.**
> **Amendment No. 1 to Form 10-12(G)**
> **Filed June 13, 2013**
> **File No. 000-54951**

Dear Mr. Jonas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1. Please revise your risk factor "There may not be an active trading market for shares of our Class B common stock and stockholders may find it difficult to transfer our securities," at page 17 to briefly discuss potential obstacles to your approval for listing on the NYSE MKT or other national securities exchange.

2.   We note your response to comment 16. You must file the agreement if it is material. It is not sufficient to disclose the material terms.

3.   We note your response to comment 17 and cannot find the responsive disclosure. Either file the agreements and discuss the material terms or refer us to the specific page on which your modified disclosure appears.

Legal Proceedings, page 61

4.   We note your response to comment 9. Please revise your disclosure, both here and in
       your Commitments and Contingencies footnote, to provide consistent references for all
       entities mentioned, as it is unclear whether there are numerous claims by one or more
       former managers. For instance, does reference to Straight Path Spectrum Inc. in
       paragraph six refer to same Straight Path Spectrum mentioned in paragraph four? If the
       matters in these two paragraphs are related, it is unclear why they are separated by a
       paragraph related to another matter. If these matters are not related, please make that
       clear, as it is unclear whether the matter introduced in paragraph four was resolved in
       paragraph six.

5.   We note your response to comment 10. Please revise disclosure throughout your filing to
       consistently refer to the former manager as the former CEO, where applicable.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

6.   We note your response to comments 11, 13 and 16. Please expand your disclosure to
       provide discussion of your accounting treatment for all material claims to revenues.

7.   With regard to Straight Path IP, please clarify whether any of your licenses have
       contractual terms where revenues are not earned based on sales by your customers, but
       instead convey rights over a specified period of time. If so, please disclose your
       accounting for these arrangements.

Note 10 – Revenues and Gain on Sale of Rights in Wireless Spectrum, page F-16

8.   We note your response to comment 22. As previously requested, please tell us why it is
       appropriate to recognize Straight Path IP's litigation settlement as revenues instead of
       other income. Include in your response the nature of your damage claims in past
       enforcement activities.

Note 7 – Revenues and Gain on Assignment of Wireless Spectrum, page F-27

9.   We note your response to comment 23. Please also revise your disclosure to include the
       total settlement amount, both here and in your discussion of revenues in MD&A.

You may contact Kenya Gumbs at 202-551-3373 or Dean Suehiro at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri at 202-551-3310 or Paul Fischer at 202-551-3415 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via Email</u>
Dov T. Schwell, Esq.
Schwell Wimpfheimer & Associates LLP